SECURITIES & EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  U.S.A. 20549

                                    FORM 6-K

                            Dated: January 29, 1999

                           Commission File #: 0-13967


                            REPORT OF FOREIGN ISSUER
                       Pursuant to Rule 13a-16 of 15d of
                      The Securities Exchange Act of 1934


                           VERONEX TECHNOLOGIES, INC.
                          ----------------------------
                (Translation of Registrant's Name Into English)

                    #1505 800 West Pender Street, Vancouver,
                        British Columbia Canada V6C 2V6
                   ------------------------------------------
                    (Address of Principal Executive Offices)

FORM 61

Quarterly Report


Incorporated as part of:           x    Schedule A

                                        Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER                          Veronex Technologies, Inc.
--------------
ISSUER ADDRESS                          1505 - 800 West Pender Street
--------------
CONTACT PERSON                          Peggy Martin
--------------
CONTACT'S POSITION                      Secretary
------------------
CONTACT TELEPHONE NUMBER                (604) 647-2225
------------------------
FOR QUARTER ENDED                       November 30, 1998
-----------------
DATE OF REPORT                          January 29, 1999
--------------

                                  CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DAVID A. HITE                      David A. Hite            99/01/29


SANDRA MILLIGAN                    Sandra Milligan          99/01/29

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Interim Consolidated Balance Sheets (In U.S. Dollars)

                                          November        November        February
                                          30, 1998        31, 1997        28, 1998
                                       (Unaudited)     (Unaudited)       (Audited)
ASSETS
------
Current Assets
--------------
Cash and short-term deposits            $    327,000   $  3,201,000   $  2.493.000
Accounts receivable (note 3)              17,203,000         72,000        130,000
Prepaid expense                               15,000          8,000         17,000
                                      ---------------------------------------------
                                          17,545,000      3,281,000      2,640,000

Software Acquisition and Integration
  Costs   (note 4)
(net of accumulated amortization of
  $23,000:1997-$Nil)                       2,323,000      2,152,000      1,803,000
Resource Properties and Related
  Deferred Costs (note 5)                     66,000         66,000         66,000
Fixed Assets and Depreciation (note 7)
  (net of accumulated depreciation of
   $69,000: 1997-$87,000)                     95,000        117,000         24,000
Investments (note 6)                         152,000        152,000        152,000
                                      ---------------------------------------------
                                        $ 20,181,000   $  5,768,000   $  4,685,000
                                      =============================================
LIABILITIES
-----------
Current Liabilities
-------------------
Accounts payable (note 8)               $  7,942,000   $    376,000   $    307,000

SHAREHOLDERS' EQUITY
--------------------
Share Capital (note 9)
 Authorized - 100,000,000
 (1997 - 100,000,000)
 common shares without par value
 Issued - 6,996,159
 (1997 - 6,897,501) common shares         50,920,000     50,508,000     50,508,000
Deficit                                 ( 38,681,000)  ( 45,116,000)  ( 46,130,000)
-------                               ---------------------------------------------
                                          12,239,000     5,392,000      4,378,000
                                      ---------------------------------------------
                                        $ 20,181,000   $ 5,768,000    $  4,685,000
                                      =============================================


APPROVED BY THE DIRECTORS
                                   Corporate History (note 1)

/S/ David A. Hite Director
                                   Contingencies and Commitments (note 14)

/S/ Sandra M. Milligan Director

                           - See Accompanying Notes -
VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources, Ltd.)
Interim Consolidated Statements of Shareholders' Equity
(In U.S. Dollars)

                                                Number of        Share
                                                   Shares      Capital       Deficit
Balance - February 28, 1997     (audited)       5,355,001  $47,628,000   $44,979,000

Issued by private placement                       502,000    1,614,000

Issued on the exercise of options                 530,500      270,000

Issued for subsidiary company                     200,000      454,000

Issued for software technology                    300,000      519,000

Issued as a finder's fee                           10,000       23,000

Loss for the period                                                          137,000
                                            -----------------------------------------
Balance - November 30, 1997     (unaudited)     6,897,501  $50,508,000   $45,116,000
                                            =========================================
Balance - February 28, 1998     (audited)       6,897,501  $50,508,000   $46,130,000

Issued on exercise of options                      98,658      412,000

Loss (income) for the period    (audited)                                (7,449,000)
                                            -----------------------------------------
Balance - November 30, 1998     (unaudited)     6,996,159  $50,920,000   $38,681,000
                                            =========================================

                           - See accompanying notes -
VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources, LTD.)
Interim Consolidated Statements of Income (Loss)
(In U.S. Dollars)

                                            Three      Three        Nine        Nine
                                           Months     Months      Months      Months
                                            Ended      Ended       Ended       Ended
                                         November   November    November    November
                                         30, 1998   30, 1997    30, 1998    30, 1997
                                      (unaudited) (unaudited) (unaudited) (unaudited)
Revenue
-------
Software licensing sales              $15,417,000   $210,000 $16,500,000    $250,000
Software royalties                        900,000          0     900,000           0
                                       ----------------------------------------------
Total Revenue                          15,317,000    210,000  17,400,000     250,000
                                       ----------------------------------------------

Expenses
--------
Software distribution costs             7,050,000          0   7,050,000           0
Software marketing costs                  508,000    142,000   1,235,000     142,000
Operating and administration              468,000     95,000   1,665,000     290,000
Amortization of software acquisition
   and integration costs                   21,000          0      23,000           0
Depreciation                                7,000      2,000      18,000       4,000
Exploration costs                           1,000      2,000      10,000      (1,000)
Interest expense                                0      1,000           0       4,000
                                       ----------------------------------------------
                                        8,055,000    242,000  10,001,000     439,000
                                       ----------------------------------------------
Other Expenses (Income)
-----------------------
Investing activities                            0          0           0      10,000
Interest (income)                          (4,000)   (24,000)    (50,000)    (62,000)
                                       ----------------------------------------------
Total Expenses                          8,051,000    218,000   9,951,000     387,000
                                       ----------------------------------------------
Earnings (Loss) for the Period         $7,266,000    $(8,000) $7,449,000   $(137,000)
                                       ==============================================
Earnings (Loss) per Share                   $1.04    $(0.001)      $1.07      $(0.02)
                                       ==============================================
Weighted Average Number of Shares       6,996,000  6,437,000   6,983,000   5,858,000
                                       ==============================================
Fully Diluted Earnings (Loss) per
  Share                                     $0.97       $N/A       $0.96        $N/A
                                       ==============================================
Fully Diluted Weighted Average
Number of Shares                        7,352,000        N/A   7,339,000         N/A
                                       ==============================================

                           - See accompanying notes -
VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources, Ltd.)
Interim Consolidated Statements of Cash Flows
(In U.S. Dollars)

                                        Three       Three         Nine        Nine
                                       Months      Months       Months      Months
                                        Ended       Ended        Ended       Ended
                                     November    November     November    November
                                     30, 1998    30, 1997     30, 1998    30, 1997
                                  (unaudited)  (unaudited)  (unaudited) (unaudited)
Cash Provided from (Used for)
Operating Activities
------------------------------
Earnings (loss) for the period
Items not affecting cash:          $7,266,000     $(8,000)  $7,449,000   $(137,000)
 Amortization of software
  acquisition and integration
  costs                                21,000           0       23,000           0
 Depreciation                           7,000       2,000       18,000       4,000
                                   -------------------------------------------------
                                    7,294,000      (6,000)   7,490,000    (133,000)
Changes in non-cash working
 capital items:
 Accounts receivable and prepaid
  expense                         (15,190,000)    (14,000) (17,071,000)    (42,000)
 Accounts payable                   7,115,000     168,000    7,638,000    (471,000)
                                   -------------------------------------------------
                                     (781,000)    148,000   (1,943,000)   (646,000)
                                   -------------------------------------------------
Financing Activities
--------------------
Share capital issued for cash               0   1,614,000      412,000   1,880,000
                                   -------------------------------------------------
                                            0   1,614,000      412,000   1,880,000
                                   -------------------------------------------------
Investing Activities
--------------------
Software acquisition and
 integration costs, net              (150,000)   (507,000)    (543,000) (1,136,000)
Fixed assets                          (48,000)          0      (89,000)   (100,000)
Investments                                 0      (2,000)           0      (2,000)
                                   -------------------------------------------------
                                     (198,000)   (509,000)    (632,000) (1,238,000)
                                   -------------------------------------------------
Changes in Cash and Short-Term
  Deposits                           (979,000)  1,253,000   (2,163,000)     (4,000)
Cash and Short-Term Deposits
  Opening Balance                   1,306,000   1,948,000    2,490,000   3,205,000
                                    -------------------------------------------------
Closing Balance                      $327,000  $3,201,000     $327,000  $3,201,000
                                    =================================================

                           - See accompanying notes -
VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources, Ltd.)
Interim Consolidated Schedules of Administrative Expense
(In U.S. Dollars)

                                        Three       Three         Nine        Nine
                                       Months      Months       Months      Months
                                        Ended       Ended        Ended       Ended
                                     November    November     November    November
                                     30, 1998    30, 1997     30, 1998    30, 1997
                                  (unaudited)  (unaudited)  (unaudited) (unaudited)

Filing and other fees                 $ 2,000     $ 1,000      $ 6,000     $ 3,000
Foreign exchange                       (9,000)      1,000       16,000      (7,000)
Management salaries                    15,000      15,000       45,000      45,000
Management and secretarial fees             0       8,000            0      20,000
Office expenses                       214,000      27,000      549,000      88,000
Professional fees                      16,000       9,000      413,000     (13,000)
Shareholder relations                  75,000      40,000      396,000     105,000
Transfer agent fees                     3,000       1,000        9,000      13,000
Travel                                152,000      (7,000)     231,000      36,000
                                  -------------------------------------------------
Total Administrative Expenses        $468,000     $95,000   $1,665,000    $290,000
                                  =================================================

                         - See accompanying notes -

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements)
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)

1.  CORPORATE HISTORY

On January 14, 1997, the Company entered into a Property Purchase Agreement (the Agreement) with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an automated information manager and information management application system including a source program analyzer (collectively referred to as the I/Nova System).

The terms of the Agreement provide for the Company to issue up to 12,000,000 shares of its common stock to acquire the I/Nova System contingent on the future revenues earned from I/Nova System licensing fees. Pursuant to the terms of the Agreement, up to 6,500,000 of these shares may be issued to Mr. Price. A further 3,500,000 shares have been reserved for contingent issue to Promax Conceptual Strategies (Promax), a California company of which Mr. Price was the majority shareholder and 2,000,000 shares have been allocated to the Company's 1997 Contingent Stock Option Plan. These shares are to be issued on a contingent basis. The Company paid $20,000 on signing the agreement and issued 100,000 shares of its capital stock to Mr. Price, and the remaining 6,400,000 shares will be issued to Mr. Price based on an earn-out formula contingent upon future revenues generated from licensing sales and maintenance contracts of the I/Nova System.

Effective January 14, 1997, the board of directors of Promax approved an agreement to merge Promax with and into a yet to be incorporated wholly-owned Subsidiary of the Company. On August 15, 1997, the Company incorporated in the State of California, a wholly-owned Subsidiary, PCS Acquisition Corp., (PCS), for the purpose of completing the merger with Promax. Approval of the merger by the shareholders of Promax was obtained in August of 1997, and the merger documents were filed with the California Secretary of State in September of 1997. PCS had no assets, liabilities or operations at February 28, 1998.

A finders fee was paid pursuant to the rules, policies and guidelines of the regulatory authorities. The Company has also agreed to employ Mr. Price for a period of five years at a salary of $120,000 per year.

By agreement dated August 1, 1997, the Company has acquired 100% of the issued and outstanding shares of Mainstream Technologies, Inc., (Mainstream), a company incorporated in the State of California. As consideration for the acquisition of Mainstream the Company issued 200,000 of its shares at a deemed value of US $2.26875 per share. The Company also agreed to employ the vendor for a period of two years at a salary of $90,000 per year. The acquisition costs of Mainstream have been included in Software Acquisition and Integration Costs (Note #4). These consolidated financial statements include the assets and liabilities of Mainstream as of November 30, 1998 and November 30, 1997 and the operations of Mainstream for the periods March 1, 1998 to November 30, 1998 and August 1, 1997 to November 30, 1997.

By agreement dated August 1, 1997, the Company acquired exclusive rights to software technology known as the ArchiData System, (ArchiData). As consideration for the acquisition of ArchiData the Company issued 200,000 of its shares at a deemed value of US $2.26875 per share. The Company has also agreed to employ the vendor for a period of two years at a salary of $90,000 per year. The acquisition costs of the ArchiData System have been included in Software Acquisition and Integration Costs (Note #4).

Effective December 4, 1997, the Company formally changed its name to Veronex Technologies, Inc.
VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements)
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)

1.  CORPORATE HISTORY (Cont.)

As of November 30, 1998, the Company has signed agreements with four Strategic Alliance Partners to license the I/Nova System. The terms of the agreements provide for license fees to be paid out of the revenues generated by the use and/or sub-licensing of the I/Nova System by the Licensees to their clients. The Licensees are also required to share all gross revenues on a ratio of 65% to Veronex, and 35% to the Licensees, until Veronex receives the entire license fee. Thereafter, the revenues generated by the use and/or sub-licensing of the I/Nova System by the Licensees to their clients will be shared on a ratio of 65% of all gross revenues to the Licensees, and the remaining 35% of all gross revenues to Veronex. As of November 30, 1998, Veronex has recorded $4,500,000 of revenue from Strategic Alliance Agreements (See Note #3).

As of November 30, 1998, the Company has signed agreements with two Distribution Partners to license the I/Nova System. As of November 30, 1998, Veronex has recorded $11,750,000 of revenue from Distribution Agreements (See Note #3) and has accrued $$7,050,000 to cover distribution costs (See Note #8).

During the past several years, the Company has been a party to a number of legal actions and appeals to court decisions, all arising out of an arbitration panel award (the Arbitration Award), that resulted in the transfer of the Company's interest in the Enim Oil Project in Indonesia to its former joint venture partner Triton Energy Corporation (Triton), and/or its affiliates. The Company fully provided for its interest in the Enim Project during the year ended February 28, 1995.

During the year ended February 28, 1997, the Company settled the lawsuits against its former attorneys and received a net cash payment of $5.2 million in complete settlement of all complaints and cross-complaints against these attorneys. As a result of a continuing action by Triton to enforce the remaining balance of its arbitration award claim against the Company for approximately $765,000 in connection with the Arbitration Award, $1.2 million of cash was lodged with the US District Court for the Central District of California pending a determination of Nordell's, (the Company's Subsidiary), obligation to pay the Arbitration Award. On May 16, 1997, the US District Court approved the application of these funds to retire the remaining Triton liability. Triton was paid and the remaining funds were returned to the Company on June 11, 1997.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
---------------------
          The Company is incorporated in the Province of British Columbia, Canada. These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada. Application of United States generally accepted accounting principles would not result in any material differences to the consolidated financial statements.

Principles of Consolidation
---------------------------
          These consolidated financial statements include the accounts of the Company, and its subsidiaries (all of which are wholly owned) which are listed below. Intercompany transactions and balances have been eliminated in consolidation.


VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements)
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)

2.  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          Align Energy, Inc.
          Bonaparte Resources, Ltd.
          High River Industries, Ltd.
          Mainstream Technologies Inc. (Mainstream)
          Nordell International Resources Ltd. (Nordell)
          PCS Acquisition Corp. (PCS)
          Richport Resources Ltd. (Richport)
          Veronex Resources, Inc.

Resource Properties
-------------------
          Costs related to the acquisition of mineral properties are capitalized. Mineral exploration costs are expensed in the year incurred. If it is determined that a prospect contains economically recoverable reserves, all costs relating to that prospect for the current and subsequent years, including expenses net of revenues during the start-up phase, are capitalized until the prospect is capable of sustained operations at commercial production levels. These capitalized costs, together with property acquisition and ongoing development costs, are amortized on a unit-of-production method based on the estimated life of the ore reserves.

          Management reviews annually the carrying value of the interest in each property and, where necessary, properties are written down to fair market value.

Investments
-----------
          Investments are recorded at cost unless there is a decline in market value that is other than temporary.

Revenue Recognition
-------------------
          The Company is engaged as a Licensor of Software. Generally, revenue is recognized upon evidence of a license agreement, delivery of the software and customer acceptance of the product. Installation and implementation of the software generally occur when it is determined that collection of the fees is probable and immediately prior to customer acceptance of the software. The Company has a standard business practice of using a two year contract for payment of fixed and determinable revenues. Pursuant to guidance of SOP 97-2, the Company recognized such revenues upon delivery of the software. Post contract customer support agreements, service and maintenance agreements are sold separately from the license agreements and revenue from these contracts is recognized as payments from customers as they become due.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements)
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)


2.  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Use of Estimates
----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could subsequently differ from those estimates.

Financial Instruments
---------------------
          Financial Instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as a liability.

Currency Translation
--------------------
     The Company uses the temporal method of currency translation, as applied to integrated international operations, for translating the Company's Canadian operations from Canadian dollars to US dollars. Under this method, monetary assets and liabilities in foreign currencies have been converted at the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities, and equity are translated at historical rates. Gains and losses on foreign exchange are included in income.

Earnings (Loss) Per Share
-------------------------
     Income (loss) per share computations are based on the weighted average number of shares outstanding during the year.

     As required by Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128), the Company has calculated primary and fully-diluted earnings per share of $1.07 and $0.96, respectively, for the nine months ended November 30, 1998.

Depreciation Policy
-------------------
     The Company provides for depreciation on furniture and equipment at between 20% and 30% on a declining balance basis. The Company capitalized all costs related to integrating the various components of its I/Nova software system as Software Acquisition and Integration Costs until licensing sales reached commercial levels. As licensing sales have reached commercial levels, , all costs associated with the production and marketing of the Company's software system are charged to operations. Capitalized costs are being amortized based on current and future revenues for the product with an annual minimum amount equal to the straight-line amortization over the remaining estimated economic life of the product.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements)
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)

2.  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash Equivalents
----------------
     For purposes of reporting cash flows, the Company considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase.

Concentration of Credit Risks
-----------------------------
     Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains cash accounts at two financial institutions. At November 30, 1998, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $127,000. At February 28, 1998, cash on deposit at these financial institutions exceeded federally insured amounts by approximately 2,400,000. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts.

3.  ACCOUNTS RECEIVABLE

 Accounts receivable are as follows:

                                                   November    November
                                                   30, 1998    30, 1997
                                              --------------------------
I/Nova Licensing and Product Sales
 Strategic Alliance Partners                   $ 4,5000,000           0
 Distribution Partners                           11,750,000           0
 Product sales                                       40,000           0
                                              --------------------------
 Total I/Nova Sales                              16,290,000           0

 Software royalties                                 900,000 $    54,000
 Other receivables                                   13,000      18,000
                                              --------------------------
                                               $ 17,203,000 $    72,000
                                              ==========================

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements)
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)

4.  SOFTWARE ACQUISITION AND INTEGRATION COSTS

Software acquisition and integration costs are capitalized when a product design and a working model of the software product have been completed, and the completeness of the working model and its consistency with the product design have been confirmed by testing. The costs to integrate products into the I/Nova System for an alternative future use are also capitalized. Software costs which are capitalized are amortized on a product by product basis, based on the anticipated future gross revenues compared to the gross revenues generated in the period being reported on.

                                                       November    November
                                                       30, 1998    30, 1997
                                                  --------------------------
Costs to acquire the components:

   The I/Nova System                               $   86,000  $   86,000

   The ArchiData System                               454,000     454,000

   The infrastructure (Mainstream)                    409,000     409,000

Costs to integrate the components:

   Personnel                                          895,000     657,000
   Legal                                              150,000           0
   Office and related                                 352,000     546,000
                                                --------------------------
      Total Costs                                   2,346,000   2,152,000

      Less; costs amortized                            23,000           0
                                                --------------------------
                                                   $2,323,000  $2,152,000
                                                ==========================

5.   RESOURCE PROPERTIES & RELATED DEFERRED COSTS

     a.   Detail of minerals property as follows:        November   November
                                                         30, 1998   30, 1997
                                                     ------------------------
         Alexander Star Claims, San Bernadino County   $   66,000  $  66,000
                                                     ========================

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements)
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)

5.  RESOURCE PROPERTIES & RELATED DEFERRED COSTS (Cont.)
b)    Enim Oil Project, Indonesia

     As has been detailed in previous financial reports, the Company was involved in numerous lawsuits with Triton Indonesia, Inc (Triton) as a result of an adverse Arbitration Award rendered on December 13, 1990.
     As a result of these lawsuits, on August 22, 1997, Veronex, Nordell and David A. Hite filed a malicious prosecution lawsuit against Triton et al., in the Superior Court for California in Los Angeles, California, alleging, among other things, abuse of process, wrongful attachment, breach of fiduciary duty and fraud, the lawsuit seeks damages, punitive and exemplary damages, specific performance of the Arbitration Award and an accounting of the Enim Oil Project joint venture. This lawsuit has been removed to the US District Court, Central Division of California and is awaiting further instruction from the court. The outcome of this litigation cannot be predicted at this time.

     As has also been detailed in previous financial reports, the Company filed a malpractice lawsuit against the law firms which represented the Company in the Arbitration proceeding. These law firms entered into settlement agreements with the Company and the Company recorded the net proceeds from these settlement agreements as a gain of $5,200,000 during the year ended February 28, 1997.

     c.   The Congress Property in British Columbia, Canada.

     The Company has sold its 50% interest in the Congress Gold Property to Yucca Gold, Inc., (Yucca Gold), in exchange for 3.4 million shares in Yucca Gold. All costs associated with the Congress Gold Property, have been written off in previous years. Yucca Gold is a private company whose shares have no market value. Accordingly no value has been assigned to this transaction. The Company will retain a 5% net smelter interest in the Congress Gold Property.

     d.   The Alexander Star Claims in California, USA

     (i) On July 12, 1995, the Company entered into an agreement to acquire a 100% interest in four placer mining claims, known as the Alexander Star Claims, in Avawatz Mining District, San Bernardino County, California, subject to a 4% net smelter return. The Company has issued 100,000 common shares at a value of $66,000 as consideration for the acquisition. The Company has the right to acquire one-half of the net smelter return, which is a 2% smelter return, for $500,000.

     (ii) On November 20, 1995, the Company entered into an Agreement with a group, including a director of the Company and others related to the director, to acquire a 50% interest in eight placer mining claims in the Avawatz Mining District, San Bernardino, California, subject to a 5% net smelter return. To earn this interest, the Company must expend $350,000 on exploration work by December 31, 1999.

     (iii) Also on November 20, 1995, the Company entered into an agreement with a group, including a director of the company and others relating to the director, to acquire a 25% interest in one placer mining claim in the Avawatz Mining District, San Bernardino County, California, subject to a 5% net smelter return. To earn this interest, the Company must expend $50,000 on exploration work by December 31, 1999.



VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements)
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)

5.  RESOURCE PROPERTIES & RELATED DEFERRED COSTS (Cont.)

     (iv) As of November 30, 1998, the Company has incurred $70,000 (1997 - $56,000) in exploration related costs on these properties.

6.  INVESTMENTS

                             November 30, 1998                 November 30, 1997
                     -------------------------------  --------------------------------
                          Number             Market       Number              Market
                       of Shares      Cost    Value    of Shares      Cost     Value
                     -----------------------------------------------------------------

EMB Corporation           50,000   150,000  150,000       50,000   150,000   150,000
Semper Resources,
 Ltd.                      5,000     2,000    2,000        5,000     2,000    2,0000
                     ----------------------------------------------------------------
                                   152,000  152,000                152,000   152,000
                     ================================================================

7.  DEPRECIATION

The Company capitalized the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation.

The assets, costs, depreciation expense, and accumulated depreciation at November 30, 1998 and 1997 are as follows:

                                              Depreciation        Accumulated
                               Cost              Expense         Depreciation
                         1998      1997      1998      1997      1998      1997
                    -------------------------------------------------------------
Furniture &
 Equipment           $ 66,000  $ 66,000  $  5,000   $ 2,000  $ 40,000  $ 62,000
Computer Equipment     98,000   138,000    13,000     2,000    29,000    25,000
                    -------------------------------------------------------------
                     $164,000  $204,000  $ 18,000   $ 4,000  $ 69,000  $ 87,000
                    =============================================================

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources, Ltd.)
Notes to Interim Consolidated Financial Statements
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)

8.  ACCOUNTS PAYABLE

                                                         November      November
                                                         30, 1998      30, 1997
                                                      ------------  ------------
Accrued legal fees
  Arbitration with former employee (Note #15)        $    150,000  $          0
  Other                                                   150,000       151,000
  Accrued management salaries                             422,000       170,000
  Accrued distribution expense                          7,050,000             0
  Trade and other                                         170,000        55,000
                                                      ------------  ------------
                                                      $ 7,942,000   $   376,000
                                                      ============  ============

9.  SHARE CAPITAL

     a. The authorized share capital of the Company is 100,000,000 shares without par value.

Issued or Alloted:                     November 30, 1998         November 30, 1997
                                   ----------------------   ------------------------
Balance-beginning of period         6,897,501 $50,508,000    5,355,001   $47,628,000
Issued of exercise of options               0           0      502,000     1,614,000
Issued for software technology         98,658     412,000      530,500       270,000
Issued for subsidiary company               0           0      300,000       519,000
Issued as a finders fee                     0           0      200,000       454,000
                                            0           0       10,000        23,000
                                   ----------------------    ------------------------
Balance - end of period             6,996,159 $50,920,000    6,897,501   $50,508,000



During the nine month period ended November 30, 1998, the Company issued 98,658 shares at an average price of Cdn$6.01 for proceeds of Cdn $593,297 on the exercise of share purchase options.

During the nine month period ended November 30, 1997, the Company issued 530,500 shares on the exercise of options at an average price of Cdn $0.70 for total proceeds of Cdn $373,920. In addition, during the nine month period ended November 30, 1997, the Company issued 502,000 shares by way of a private placement for net proceeds of Cdn$2,284,984.18 (US$1,614,800.40).

    b. Common share purchase options are outstanding expiring at various dates to September 14, 2003 for 535,000 (1997-530,000) common shares at prices between Cdn $3.20 and Cdn $10.44 per share.

VERONEX TECHNOLOGIE, INC.
(Formerly International Veronex Resources, Ltd.)
Notes to Interim Consolidated Financial Statements
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)

9.  SHARE CAPITAL (Cont.)

Outstanding stock options as of:               November 30, 1998   November 30, 1997
                                               ------------------  ------------------
Exercise Price:
 Less than Cdn $6.00 per share                           485,000               5,000
 Between Cdn $6.00 and Cdn $8.00 per share                40,000             475,000
 Between Cdn $8.00 and Cdn $10.00 per share                    0              50,000
 Greater than Cdn $10.00 per share 10,000                      0                   0
                                               ------------------  ------------------
                                                         535,000             530,000
                                               ==================  ==================

c. During the nine month period ended November 30, 1998, the Company granted 75,000 share purchase options (1997 - 590,000) at prices ranging between Cdn$5.94 and Cdn$10.44 expiring on various dates to November 14, 2003 and renegotiated the exercise price of 325,000 share purchase options to Cdn$3.69. During the nine month period ended November 30, 1998, 98,658 (1997 - 530,500) share purchase options were exercised.

d. On September 12, 1997, the Company entered into a financing agreement with Robb, Peck McCooey Clearing Corp, (Robb Peck). The agreement allowed Robb, Peck and/or its clients to invest up to $15.4 million in Veronex. Veronex agreed to pay Robb, Peck certain fees and expenses. On November 7, 1997, as a result of the agreement, 502,000 shares were issued at a price of US$4.00 per share, for net proceeds of $1,614,000.

     Attached to the shares are 502,000 transferable share purchase warrants exercisable at a price of US $8.00 per share for a five year period commencing after the final closing of the offering These warrants may be redeemed by the Company at US $0.10 per warrant subject to certain conditions and approvals.

     In addition the Company has issued 100,400 placement agent's share purchase warrants exercisable at a price of US $4.00 per share for a five year period commencing after the final closing of the offering. On May 12, 1998, the Company cancelled the placement agent's warrants at the order of the British Columbia Securities Commission. The Company sought a Discretionary Order which would allow the Company to reissue these warrants. The Discretionary Order has been granted and Company has compensated the placement agent by reissuing the placement agent's share purchase warrants.

e. As mentioned in Note #1, 2,000,000 shares of the 12,000,000 shares to be issued contingent on revenue, for the acquisition of the I/Nova System have been allocated to the Company's 1997 Contingent Stock Option Plan. As of November 30, 1998, 1,149,000 of these contingent options have been allocated at an average exercisable price of Cdn $3.44 to personnel involved in the integration and marketing of the I/Nova System.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources, Ltd.)
Notes to Interim Consolidated Financial Statements
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)


10.  INCOME TAXES

The Company has adopted the provisions of SFAS No., 109, Accounting for Income Taxes. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company has fully reserved the tax benefits of these operating losses because the likelihood of realization of the tax benefits cannot be determined.

Temporary differences between the time of reporting certain items for financial and tax reporting purposes consist primarily of compensation expense related to the issuance of stock options.

No income taxes are currently payable. The Company and its Subsidiaries have approximately $18,500,000 of Canadian and foreign resource property expenditures and reported losses available to reduce taxable income in future years. Future tax benefits relating to these amounts have been eliminated by the application of a valuation allowance.

11.  SEGMENTED INFORMATION

During the year ended February 29, 1996, the Company entered into three agreements to acquire interests in 13 placer mining claims. All of the claims are located in the Avawatz Mining District, San Bernardino County, California, USA.

Prior to January 14, 1997, the Company's principal asset was its interest in the Enim Oil Project on the Island of Sumatra, Indonesia, which was fully provided for as of February 28, 1995, by a charge to operations (see Note #4).

During the year ended February 28, 1997, the Company entered into an agreement to acquire certain software technology (the I/Nova System) as explained in Note #1.

During the year ended February 28, 1998, the Company entered into an agreement to acquire additional software technology (the ArchiData System). In addition, during the year ended February 28, 1998, the Company entered into an agreement to acquire a software development company (Mainstream Technologies, Inc.). Both acquisitions are explained in Note #1. As of November 30, 1998, the Company's major business effort is directed toward the licensing of its software systems.

12.  RELATED PARTY TRANSACTIONS

a. During the nine month period ended November 30, 1998, management and secretarial fees of $Nil (1997- $20,000) were paid to a company controlled by a director of the Company.

b. During the nine month period ended November 30, 1998, accounting fees of $Nil (1997-$2,000) were paid to an officer of the Company.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources, Ltd.)
Notes to Interim Consolidated Financial Statements
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)


     12.  RELATED PARTY TRANSACTIONS (Cont.)

c. During the nine month period ended November 30, 1998, salaries of $17,000 (1997 - $Nil) were paid to an officer of the Company.

d. Included in accounts payable is approximately $466,000 (1997 - $151,000) payable to an officer of the Company under the terms of an employment contract and for reimbursement of services. (See Note #14 -
     Contingencies and Commitments)

13.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

a. Statement of Financial Accounting Standards No., 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121), was made effective for the period beginning after December 15, 1995. Under this standard, management of the Company must review the net carrying value of each mineral property for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

     Since the Company has not yet completed a feasibility study with respect to its mineral property, information required to calculate the estimated future cash flows as required under SFAS 121, is not yet available. However, management reviews the carrying value of the property through its ongoing program of exploration for commercially viable mineral reserves.

b. The Company has elected to follow Accounting Principles Board Opinion No., 25, Accounting for Stock Issued to Employees (APB 225) and related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting under SFAS 123, Accounting for Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals that of the market price of the underlying stock at the date of grant, no compensation expense is recognized.

     The fair value for options granted during the year ended February 28, 1998, is estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998:

     - risk-free interest rates of between 5.42% and 5.93%
     - dividend yield of 0%
     - volatility factors of the expected market price of the Company's stock of 80%
     - an expected life of the option of one and one-half years

     Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective inputs assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources, Ltd.)
Notes to Interim Consolidated Financial Statements
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)

13.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Cont.)

     For pro forma disclosure, the estimated fair value of the option is amortized to expense in the period the option is granted. For the nine month period ended November 30, 1998, the Company's pro forma net income and pro forma fully diluted loss per share have been calculated to be $8,043,000 and $1.10, respectively. Pro forma fully diluted loss per share for the nine month period ended November 30, 19987 has not been calculated as it would be anti-dilutive.

     c.   New Technical Pronouncements
          ---------------------------------
     In February 1997, SFAS No., 129, Disclosure of Information about Capital Structure was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No., 129 effective with the fiscal year ended February 28, 1998.

     In June 1997, SFAS No., 130, Reporting Comprehensive Income was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No., 130 effective with the fiscal year ended February 28, 1998. Adoption of SFAS No., 130 is not expected to have a material impact on the Company's financial statements.

     In June 1997, SFAS No., 131, Disclosures about Segments of an Enterprise and Related Information was issued effective for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No., 131, effective with the fiscal years ended February 28, 1998. Adoption of SFAS No., 131 is not expected to have a material impact on the Company's financial statements.

14.  CONTINGENCIES AND COMMITMENTS

a. The Company has an employment contract with an officer and director for $350,000 per annum that extends to December 15, 2002.
b. The Company has employment contracts, including those referred to in Note #1, totaling $1,148,000 with personnel involved in the development, integration and marketing of the I/Nova System.
c. The Company leases office facilities in Santa Ana, California under operating leases expiring in September 1999. Minimum future rental payments under the lease amount to $27,955.

     Other office facilities in California and Vancouver, Canada are rented on a month to month basis.

15.  LITIGATION AND ARBITRATION PROCEEDINGS WITH FORMER EMPLOYEES

The Company has commenced litigation proceedings and become a party to arbitration proceedings against certain of its former employees. In the litigation, the Company has alleged, among other causes of action, that the party defendants misappropriated the Company's intellectual property. In such litigation, the Company was granted a temporary restraining order against the party defendants. Further, the Company believes that the issues raised in the arbitration proceedings are inextricable intertwined with the matters that are the subject of the litigation. To date the Company has accrued $150,000 of legal costs associated with these proceedings. During the period ended November 30, 1998 said litigation has been settled.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources, Ltd.)
Notes to Interim Consolidated Financial Statements
As at November 30, 1998 and 1997
(Prepared by Management in U.S. Funds)

15.   LITIGATION AND ARBITRATION PROCEEDINGS WITH FORMER EMPLOYEES (Cont.)

The Company has also been engaged in litigation proceedings with a former attorney for an indirect, wholly-owned subsidiary. The Company believes that such litigation is materially without merit and that the matters alleged by plaintiff are substantially intertwined with matters that were the subject of certain of the above referenced litigation and arbitration proceedings.

16.  RISKS AND UNCERTAINTIES

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements relating to the expected capabilities of Veronex Technologies, Inc., (the Company) discussed herein. Such forward-looking statements include expressions of belief, expectation, contemplation estimation and other expression not relating to
historical facts and circumstances.    Actual results and developments could
differ materially from those expressed in or implied by such statements due to a number of factors.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


GENERAL
-------

Veronex Technologies, Inc. (hereinafter referred to as Veronex), through a series of acquisitions explained below, designs, develops, licenses and supports computer software products for complete enterprise wide management application development and implementation for competitive, innovative and flexible business solutions. Veronex's System is a fully integrated business application development, modernization and migration tool-set which has been ITAA *2000 Certified.

Veronex (formerly known as International Veronex Resources Ltd.) was founded in 1974 in the Province of British Columbia, Canada. Veronex is a Canadian company with operations in Canada and the United States of America. On January 14, 1997, Veronex acquired the worldwide rights to an automated information management system and application manager technology (the System which was formerly known as the M-5 System). On December 4, 1997, Veronex changed its name to Veronex Technologies, Inc. to reflect Veronex's transition to the computer software industry.

Veronex entered into a Property Purchase Agreement (the Agreement) on
January 14, 1997, with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an information management application system, including a source program analyzer (collectively referred to as the System). The terms of the Agreement provide for Veronex to pay a fee of $20,000 and to issue up to twelve million (12,000,000) shares of common stock to acquire the System. Veronex issued 100,000 shares of its common stock and will issue the balance of the shares of common stock based on an earn-out formula, contingent upon future revenues generated from licensing sales and maintenance contracts of the System. A finder's fee will be payable pursuant to the rules, policies and guidelines of the regulatory authorities.

Effective the same date, the Agreement was amended to reduce by 5,500,000 the number of shares of Common Stock to be issued to Mr. Price based on a contingent earn-out formula. Of such reduction, 3,500,000 shares were reserved for contingent issuance to ProMax Conceptual Strategies (hereinafter referred to as ProMax), a California corporation, of which Mr. Price was the majority shareholder; the balance of the 2,000,000 contingent earn-out shares were allocated to Veronex's 1997 Contingent Stock Option Plan, which shares are also to be issued on a contingent basis. Effective as of January 14, 1997, the Board of Directors of ProMax approved an agreement to merge ProMax with and into PCS Acquisition Corp., a California corporation and wholly-owned subsidiary of Veronex. Approval by the ProMax shareholders was obtained in August of 1997, and the merger documents were filed with the California Secretary of State's office in September of 1997.


Effective August 1, 1997, Veronex acquired additional, complementary software technologies through two additional transactions:

(i) a Property Purchase Agreement with Terry G. Goodbody, a software developer; and

(ii) a Stock Purchase Agreement with Thomas A. Speed, pursuant to which Mainstream Technologies, Inc., a California corporation owned by Mr. Speed, became a wholly-owned subsidiary of Veronex.

As a result of the three transactions described above, Veronex acquired the System computer software technology. Subsequent to the acquisitions, Veronex spent several months integrating the complete system for the alternative future use of solving the Year 2000 computer problem. The software technology for the Year 2000 solution is very unique and a patent application was filed in August 1997 to protect its unique capabilities.

 SYSTEM TECHNOLOGY
------------------------
Veronex has integrated and further developed the I|Nova System as a software tool set for developing, migrating and modernizing mainframe applications. The System is a new concept for application development, deployment and management that enables software developers and maintenance staff to save time and optimize quality by the effective reuse of common functions. This reuse is achieved through a library of functional modules and a run-time system. This unique technology is code-less, self-documenting, portable and extremely efficient. Additionally, the System's DataCentric Analyzer is a Year 2000 solution tool which has the ability to perform 100% independent validation and verification of Y2k repairs.

Software applications are critical in modern business organizations.
Information Technology (IT) departments are challenged with developing, deploying and maintaining applications quickly and effectively in order to provide the enterprise with a competitive advantage. As applications become more strategically oriented, they also become more difficult to manage. Organizations are embracing new, innovative information system architectures in order to provide the flexibility, scalability, portability and reliability needed for mission-critical tasks. These distributed approaches to applications provide many benefits, however, distributed applications are harder to manage due to their distributed nature. These applications can truly be said to be running on a network as opposed to being on any one, single computer. The distributed application approach creates the need for platform independent applications which are flexible and capable of rapid change to meet the changing needs of the enterprise.

The System technology provides a legacy application modernizing tool, an application migration tool and a code-less application development tool that boosts the competitive ability of its users by radically simplifying the development, integration, deployment, and management of their enterprise applications. The System technology consists of three (3) separate tools which are seamlessly integrated:

1. The DataCentric Analyzer - Legacy Modernizing Tool (also Y2k solution tool)
2.   The Rapid Application Development System - Code-less RAD Tool
3.   The Application Manager - Platform Independent Deployment Tool

These three tools can be used as a set or individually to accomplish the goals of the enterprise's information network. More importantly, to the enterprise seeking to achieve a distributed network application, the DataCentric Analyzer can be used in conjunction with the Rapid Application Development System and Application Manager(s) to seamlessly migrate existing proven legacy applications to a client/server environment allowing developers to adopt distributed applications without being hampered by "legacy" management ideas. The Application Manager allows the IT professional to port a single application to a wide variety of platforms thus obviating application integration.

The DataCentric Analyzer is able to optimize existing applications by eliminating redundant source code and by standardizing source code definitions,
this facilitates application integration and migration.   I|Nova can seamlessly
migrate existing mainframe MVS-COBOL applications to a client/server platform. Unique in its data-centric approach to application management, provides the capabilities that organizations need to successfully deploy and manage distributed applications.


The System allows developers to transfer their detailed understanding of the applications to a production environment, ensuring that their applications, once running, will provide the competitive advantage that their business requires.

With ongoing and pro-active monitoring - based on the information needs management defines as critical to the application - management can be sure that their applications are always under control regardless of the stresses and strains placed upon them. Finally, as applications change over time to answer the changing demands of business enterprises, provides an efficient and effective means to manage that change and maintain the control necessary to maintain a competitive advantage.

The System can read existing legacy applications and automate management tasks by leveraging the information that has been modeled into them. Pro-active measures can be taken in response to real-time business environment changes. architecture provides a repository for application configuration and performance information, and agents to capture that information from your application. Through a unique series of modules and interfaces, also provides critical status information and empowers management with the capability to change applications on demand, thereby ensuring their business is taking maximum advantage of its applications.

The System's many dynamic features created by its unique approach to modernizing and/or migrating existing applications and to developing new applications make it a very usable software tool set. The I|Nova System's DataCentric Analyzer provides an automated modernization and migration solution for existing legacy applications allowing users the opportunity to modernize and then migrate existing proven applications to a client/server environment.


THE YEAR 2000 COMPUTER PROBLEM
------------------------------
Computer systems worldwide are presently faced with a software crisis commonly referred to as the Year 2000 computer problem or Y2k problem. The Y2k problem was created by computer software programmers attempting to save space in computer memory in the very early days of the information age. Programmers expressed the date as six (6) digits for MM,DD,YY or 00-00-00 instead of eight
(8) digits for MM,DD,YYYY or 00-00-0000. Consequently, computers were programmed to always assume the century was 1900. The effect of this programming decision will be a complete disruption in all date sensitive computations in business application systems worldwide at century's end.
When January 1, 2000 arrives and the YY rolls over to 00, computers will believe that the century date is 1900 instead of 2000.  The impact will be
to cause all date sensitive computations to be off by 100 years.   Medicare
and Social Security retirement benefit payments are just two of the areas of date sensitive computations that will be affected by the Y2k problem.

The Y2k problem provides Veronex with a unique marketing opportunity for its System because all business software systems worldwide will need to be repaired, re-engineered or replaced to fix the Y2k problem. Unlike other Y2k solutions, Veronex's System goes one step further - fully upgrading the business application system, providing an actual return on an investment made by a business to solve its Y2k problem.

Veronex believes the System, with its DataCentric Analyzer, has the unique ability to:
   a. inventory and assess the complete business application system directly from the mainframe computer; and
   b. standardize data definitions and source code within COBOL based legacy source code systems; and
   c.   revitalize, by code reduction, COBOL based legacy source code systems;
        and
   d. locate and repair Year 2000 problems in COBOL based legacy source code systems; and
   e.   test and verify the changes to the complete system; and
   f. re-engineer business applications without the need for programming or programmers; and
   g.   Migrate existing proven applications to a client server environment.

The benefits of the  System include:
   a.   Identification of the Y2k occurrences and correction thereof;
   b. Analysis of the cost and time required for Y2k Problem correction and/or conversion;
   c.   Standardization and documentation of outdated legacy source code;
   d. Revitalization (reduction) of existing source code with corresponding reduction of source code maintenance costs;
   e. Conversion and upgrade of legacy business application systems to the Rapid Application Development System; and
   f. Reduction of time required to write new business application programs and systems.

FUNCTIONAL FEATURES OF THE  SYSTEM
----------------------------------------

The   System AppManager is complementary to any computer operating system, and will operate on any platform including mainframe, mini and micro-computers. The DataCentric Analyzer is structured to permit analysis of most business program languages currently in use. Initially, the DataCentric Analyzer applies to the COBOL computer programming language, which is estimated to represent approximately eighty-five percent (85%) of the market.

The DataCentric Analyzer reads the source code of all programs used in a business application system, applying highly sophisticated algorithms to determine and capture all information related to a system's procedural flow, input/output functions, data definitions, screen displays and conditional logic. The DataCentric Analyzer then produces an Application Map that completely describes the procedural flows and databases used by the business application system. This feature allows the DataCentric Analyzer to interrogate all databases for storage areas containing date information (hence DataCentric). The DataCentric Analyzer then produces a Management Project Analysis Report.

The Management Project Analysis Report details the cost necessary to accomplish (i) the repair of the source code in the same language; (ii) to repair and standardize the data definitions of the source code; (iii) to repair, standardize the data definitions and revitalize the source code; (iv) to rewrite the system in a similar language; (v) to rewrite the system in a fourth generation language (ie., Oracle); (vi) to convert the system to the I NOVA Rapid Application Development System; or (vii) to write a new system using the Rapid Application Development System.

The Management Project Analysis Report allows business application system users the opportunity to create what if scenarios using criteria which applies to their specific application. The Management Project Analysis Report provides management with the information necessary to thoroughly evaluate the costs of repairing or replacing existing systems relative to the specific needs of their company.

The DataCentric Analyzer is capable of analyzing and identifying all occurrences where a selected element, such as date, is used by the system being analyzed. The DataCentric Analyzer can identify all program instructions, including the line number locations, that use the selected element, such as date. The DataCentric Analyzer's capabilities make it possible to pinpoint all of the source code instructions where specific element definitions, including synonyms or abbreviations, occur.

The DataCentric Analyzer can standardize a company's existing business application system's source code. Standardization of existing source code allows a business to reduce maintenance costs for existing systems and thereby achieve substantial cost savings each and every year subsequent to the standardization.

Standardization simply means that a common term is used for specific source code definitions such as date.

The DataCentric Analyzer can also modernize a company's existing business application system's source code by removing redundancies and reducing the amount of source code. Revitalization of existing source code also allows a business to reduce maintenance costs for existing systems. This revitalization
of source code is a unique feature of the   System.  Management believes this
feature will be useful to all business systems even if a business's Y2k problem were repaired by another vendor. The reduced maintenance costs resulting from a substantial reduction in source code provides continuous cost savings for years to come.

In combination, the DataCentric Analyzer's standardization and revitalization features offer a complete re-engineering solution to a company's existing business application system. This re-engineering feature is often the only answer to solving certain problems in existing source code that cannot otherwise be saved due to obsolescence or other factors.

The   Rapid Application Development System allows customers to design, create, document and implement NoCode application software solutions. The Rapid Application Development System offers users the opportunity to convert outdated legacy systems to current state-of-the-art technology. The I NOVA Rapid Application Development System is a software product which has benefits and applications which are useful after the Y2k crisis passes.

In summary, management believes that the   System has several distinct
advantages for users. The System provides (i) added value and a return on the investment required to repair the Y2k problem; (ii) updated business applications software technology; (iii) a return of control of the information system department to senior management; (iv) the ability to seamlessly migrate proven COBOL legacy application's to a client/server environment; and, (v) perhaps most importantly, substantial cost savings and more flexibility for the information system department by reducing program source code size and maintenance costs by up to 60%, by reducing the information system department size by up to 50%, and by reducing systems application development time by up to 50%. The cost savings provided by Veronex's technology should continue to provide a return on the investment necessary to fix the Y2k problem for years to come.

COMMERCIAL SALES OF THE  SYSTEM
-------------------------------------
Effective February 1, 1998, Veronex signed its first Strategic Alliance Agreement to License the System. During the current fiscal year ended February 28, 1999, Veronex signed three additional Strategic Alliance Agreements to License the System. Veronex has completed two Distribution Agreements in the European Union and has also signed several Teaming Agreements with systems integration companies. The first revenues from strategic alliances were reported in the first quarter of fiscal 1999. This revenue event signalled the commencement of commercial sales of the System and Veronex has commenced to amortize the deferred development costs.


CHANGE OF AUDITOR
-----------------
Veronex changed its auditors during the fiscal year 1998 audit. Veronex filed the Reporting Package consisting of:
(i) National Policy Statement #31 Notice, being a Notice of Change of Auditor reporting the appointment of a new auditor, Schvaneveldt & Company, Certified Public Accountants;
(ii)   the resignation letter of Coopers & Lybrand;
(iii)  the required letter from the successor auditor; and
(iv) a letter from Coopers & Lybrand dated August 26, 1998 setting forth certain information regarding their resignation as auditors.

All of these materials, save for the August 26, 1998 letter from Coopers & Lybrand, were mailed to all shareholders with the Annual General Meeting material.


Coopers & Lybrand stated in their August 26th letter that the reason for the resignation was a substantial deterioration in the normal relationship between Veronex and their Firm. Veronex's view is that the deterioration in the normal relationship with Coopers & Lybrand was due to conflicts of interest which arose after Coopers & Lybrand merged with Price Waterhouse, to form PricewaterhouseCoopers. A conflict of interest arose for two reasons:

     First, because of existing litigation which directly involves the firm of Price Waterhouse & Co. Price Waterhouse & Co. have been and are the auditors for Triton Energy Corp. (Triton), with whom there continues to be outstanding litigation. For the past eight years, Veronex has been locked in a series of extremely adversarial lawsuits with Triton. All of these lawsuits with Triton were related to the adverse Arbitration Awards of December 13, 1990 and August 30, 1991 concerning the Enim Oil Project in Indonesia. The outcome of these Arbitration Awards was that Veronex was forced to forfeit its interest in the Enim Oil Project in Indonesia, save for a 5% net profits interest which was retained by Veronex and which was subsequently foreclosed on by Triton. The remaining litigation between Veronex and Triton centers around several issues which include abuse of process, malicious prosecution and the satisfaction of the Final Judgment of February 25, 1992 by the off-set of the 5% net profits interest earned by Nordell International Resources Ltd., a wholly-owned subsidiary of Veronex. Price Waterhouse & Co. was responsible for supervising the calculation of the 5% net profits interest and Veronex believes the calculation violated the Court Order.

     Second, a conflict of interest exists over the new business venture of Veronex in the software technology industry. Veronex's business activities in the software technology industry center on its System which is also a Year 2000 solution. Veronex has taken a complete systems approach to the Year 2000 solution and is in direct competition with the firm of PricewaterhouseCoopers in this business segment. There is direct competition between Veronex's System and PricewaterhouseCoopers technology for solving the Year 2000 problem, thereby causing a conflict of interest and impairing PricewaterhouseCoopers status as independent auditors.

LIQUIDITY AND CAPITAL REQUIREMENTS
----------------------------------
Veronex's financial performance is dependent on many external factors which are not controllable by management nor predictable as to future fluctuations. Additionally, in the current period of worldwide economic uncertainty, the availability and cost of funds have become increasingly hard to project. Changes and new events in the social, monetary and economic marketplace could materially affect the financial performance of Veronex.

As of November 30, 1998 Veronex had working capital of $9,603,000. Further, Veronex anticipates that it will have adequate cash for all of its planned operations for the next twelve months.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
---------------------------------------------------------
Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Certain statements in this report, including statements of Veronex Technologies, Inc. (the Company) and management's expectations, intentions, plans and beliefs, including those contained in or implied by Managements Discussion and Analysis of Financial Condition and Results of Operations and the Notes to Consolidated Financial Statements, contain forward-looking statements relating to the expected capabilities of the company, as defined in Section 21D of the Securities Exchange Act of 1934, that are dependent on certain events, risks and uncertainties that are outside Veronex's and/or management's control. Such forward-looking statements include expressions of belief, expectation, contemplation, estimation and other expressions not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior than the present and proposed products and services of Veronex;
(ii) the products and services may not be marketed effectively by Veronex;
(iii) potential customers may find other products and services more suitable for the applications marketed by Veronex; (iv) the future outcome of regulatory and litigation matters are not determinable; (v) the assumptions described in this report underlying such forward-looking statements as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein made assume certain economic and industry conditions and parameters subject to change. Any opinions and/or projections expressed herein are solely those of Veronex Technologies, Inc. and are subject to change without notice. Actual results and developments could differ materially from those expressed in or implied by such statements due to a number of factors including those described in the context of such forward-looking statements.

RESULTS OF THE THREE MONTHS ENDED NOVEMBER 30, 1998 COMPARED
TO THE THREE MONTHS ENDED NOVEMBER 30, 1997
---------------------------------------------------------------

Veronex reported net income of $7,266,000 ($1.04 per share) and a net loss of $8,000 ($0.001 per share) for the three months ended November 30, 1998 and 1997, respectively on revenues of $15,317,000 and $210,000, respectively.


Veronex recorded $508,000 in software marketing costs during the three months ended November 30, 1998. Costs incurred during the three months ended November 30, 1997 were capitalized as Veronex was still integrating the components of its software system. In addition, during the three months ended November 30, 1998, Veronex accrued $7,050,000 in costs to distribute the System on a world wide basis.

The increase of $373,000 in operating and administration costs is a result of several factors. Shareholder relations costs increased by $35,000 primarily as a result of disseminating corporate information to shareholders and potential investors. Office and travel costs increased by $187,000 and $159,000, respectively, reflecting the significantly increased infrastructure required to market Veronex's System.

During the three months ended November 30, 1998, Veronex incurred $1,000 in expenditures on its California gold properties as compared to $2,000 in expenditures during the three months ended November 30, 1997.

The increase of $5,000 in depreciation resulted from the capitalization of payments on capital leases for computer equipment. Other changes to the various elements of the Statements of Income (Loss) were a decrease in interest income of $20,000 due to lower cash and investment balances and a decrease of $1,000 in interest expense.

RESULTS OF THE NINE MONTHS ENDED NOVEMBER 30, 1998 COMPARED
TO THE NINE MONTHS ENDED NOVEMBER 30, 1997
------------------------------------------------------------
Veronex reported net income of $7,449,000 ($1.07 per share) and a net loss of $137,000 ($0.02 per share) for the nine months ended November 30, 1998 and 1997, respectively, on revenues of $17,400,000 and $250,000, respectively.

During the nine months ended November 30, 1998, Veronex recorded revenue of $17,400,000 from the licensing and maintenance of its software products. Offsetting this revenue is $1,235,000 in software marketing costs and $23,000 in amortization of costs previously capitalized as software acquisition and
integration costs.   In addition, during the nine months ended November 30,
1998, Veronex accrued $7,050,000 in costs to distribute the System on a world wide basis.

The increase of $1,375,000 in operating and administration costs is a result of several factors. Professional fees increased by $426,000 primarily as a result of legal fees associated with the arbitration and litigation proceedings against certain former employees. Shareholder relations costs increased by $291,000 primarily as a result of disseminating corporate information to shareholders and potential investors. Office and travel costs increased by $461,000 and $195,000, respectively, reflecting the significantly increased infrastructure required to market Veronex's System.

During the nine months ended November 30, 1998, Veronex incurred $10,000 in expenditures on its California gold properties. During the nine months ended November 30, 1997, Veronex incurred $4,000 in expenditures and reallocated as software acquisition and integration costs $5,000 previously recorded as exploration costs during the year ended February 28, 1997.

The increase of $14,000 in depreciation resulted from the capitalization of
payments on capital leases for computer equipment.   Other changes to the
various elements of the Statements of Income (Loss) were a decrease in interest income of $12,000 due to lower cash and investment balances, a decrease of $4,000 in interest expense and a decrease of $10,000 in investing activities.

YEAR 2000 CONSIDERATIONS
-------------------------
Veronex is in the computer software business and the System offers a Y2k solution which management believes to be the best Y2k solution available at this time. All of Veronex's internally developed products have been designed and tested to be year 2000 compliant. Veronex has established a formal program to address potential year 2000 compliance issues relating to its (i) internal operating systems, (ii) products, and (iii) distributors, resellers and vendors. Veronex has completed an assessment of all of its internal operating systems which operate on personal computers and were just completely updated in 1997. Veronex plans to update its internal operating systems again in 1999 and anticipates that these systems will be year 2000 compliant. The cost of Veronex's year 2000 compliance program has not had and is not expected to have a material adverse effect on Veronex's results of operations or liquidity. However, there can be no assurance that Veronex will not experience material adverse consequences in the event that Veronex's year 2000 compliance program is not successful or its distributors, resellers or vendors are unable to resolve their year 2000 compliance issues in a timely manner.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS
---------------------------------------------
Inflation may affect the operations of Veronex by its effect on prices of goods and services. Veronex's current operations span two countries: Canada and the United States of America. The strength or weakness of the Canadian dollar versus the United States dollar could affect the long-term value and/or operations and planning of Veronex.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.


/s/ David A. Hite                            Date: January 29, 1999
By:----------------                          Director
David A. Hite

/s/ Thomas J. Price                          Date: January 29, 1999
By: ------------------                       Director
Thomas J. Price